Exhibit (h) (5)

STONE RIDGE ASSET MANAGEMENT LLC

January 24, 2017

To the Trustees of:

Stone Ridge Trust

510 Madison Avenue, 21st Floor

New York, NY 10022

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Trust (the “Trust”), on behalf of its series, Stone Ridge U.S. Large Cap Variance Risk Premium Fund and Stone Ridge U.S. Small Cap Variance Risk Premium Fund (each a “Fund” and together, the “Funds”), on this 24th day of January, 2017, we hereby notify you as follows:

1. Through February 28, 2018, the Adviser agrees to waive its management fee and/or pay or otherwise bear operating and other expenses of the applicable Fund or a Class thereof (excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of the applicable Class to the percentage specified in Appendix A hereto of the average daily net assets attributable to such Class of shares of the Fund.

2. The Adviser shall be permitted to recoup in later periods expenses attributable to a Class that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for the Class of shares fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Class to exceed the annual rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed.

3. During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Funds may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)).

4. We understand and intend that the Trust and the Funds will rely on this undertaking in preparing and filing Post-Effective Amendments to the registration statement on Form N-1A for the Trust with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit the Trust and the Funds to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Ross Stevens
Name: Ross Stevens
Title: Managing Member

ACCEPTED AND AGREED TO ON BEHALF OF:

Stone Ridge Trust, on behalf of its series, Stone Ridge U.S. Large Cap Variance Risk Premium Fund and Stone Ridge U.S. Small Cap Variance Risk Premium Fund

By:	/s/ Patrick Kelly
Name: Patrick Kelly
Title: Treasurer and Principal Financial Officer

Stone Ridge U.S. Large Cap Variance Risk Premium Fund and Stone Ridge U.S. Small Cap Variance Risk Premium Fund Signature Page

Appendix A

Expense Limits

	Class I	Class M
Stone Ridge U.S. Large Cap Variance Risk Premium Fund	1.75%	1.90%
Stone Ridge U.S. Small Cap Variance Risk Premium Fund	1.75%	1.90%